GRAYSCALE FUNDS TRUST 485APOS

Exhibit 99 (m)(ii)

SCHEDULE A

to the

DISTRIBUTION AND SERVICE PLAN

Dated May 9, 2024

as amended and restated March 28, 2025

Fund	Fee Rate (per annum of the average daily net assets of the Fund)
Grayscale Privacy ETF	0.25%
Grayscale Bitcoin Miners ETF	0.25%
Grayscale Bitcoin Covered Call ETF	0.25%
Grayscale Bitcoin Premium Income ETF	0.25%